FSD PHARMA INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

FSD Pharma Inc. (formerly Century Financial Capital Group Inc.) (the "Corporation")
1 Rossland Road West, Suite 202
Ajax, ON L1Z 1Z2

Item 2.	Date of Material Change

May 24, 2018 and May 29, 2018

Item 3.	News Release

News releases with respect to the material changes referred to in this report were issued by the Corporation and disseminated on May 25, 2018 and May 29, 2018 through GlobeNewswire and filed on SEDAR at www.sedar.com under the Corporation's profile.

Item 4.	Summary of Material Change

On May 25, 2018 the Corporation announced that it had completed its previously announced business combination with FV Pharma Inc. ("FV").

On May 29, 2018 the Corporation announced the listing of its class B subordinate voting shares (the "Class B Subordinate Voting Shares") on the Canadian Securities Exchange ("CSE") as of May 29, 2018.

Item 5.	Full Description of Material Change

Business Combination

On May 24, 2018, the Corporation completed a business combination with FV and 2620756 Ontario Inc. ("SubCo") as described below.

On March 9, 2018, the Corporation and FV entered into an arm's length definitive business combination agreement (the "Business Combination Agreement") with SubCo, a wholly-owned subsidiary of the Corporation incorporated for the purposes of the Transaction (as defined below). Pursuant to the Business Combination Agreement, the Corporation changed its name to FSD Pharma Inc. and completed a business combination with FV Pharma by way of a three-cornered amalgamation pursuant to which FV Pharma amalgamated with SubCo (the "Transaction"). The resulting amalgamated corporation carried on in the name of FV Pharma as a wholly-owned subsidiary of the Corporation. FSD Pharma Inc. will carry on the medical cannabis business of FV Pharma.

On March 15, 2018, the Corporation held an annual and special meeting of the shareholders of the Corporation (the "Shareholders"), where the Shareholders approved the Transaction, a share consolidation, a name change, and other related matters.

Share Re-designation

In connection with the Transaction, the Shareholders passed a special resolution authorizing the Corporation’s board of directors to amend the Corporation's articles in order to: (i): effect a re-designation of the Corporation's existing common shares as Class B Subordinate Voting Shares (ii) create a new class of class A multiple voting shares (the "Class A Multiple Voting Shares") and (iii) eliminate the existing classes of non-voting "Class A Preference Shares" and non-voting "Class B Preference Shares"

Name Change

In connection with the Transaction, the Shareholders passed a special resolution authorizing the Corporation's board of directors to amend the articles of incorporation of the Corporation to effect the change of name of the Corporation to "FSD Pharma Inc."

Board of Directors

All of the previous directors of the Corporation have resigned. The Corporation's new board of directors following the Transaction is constituted by Thomas Fairfull, Zeeshan Saeed, Donal Carroll, Vladimir Klacar and Gerald Goldberg.

Upon completion of the Amalgamation, after giving effect to the share re- designation, the outstanding capital of the Corporation consists of 15,000 Class A Multiple Voting Shares, 1,319,600,458 Class B Subordinate Voting Shares and 212,242,457 Class B Subordinate Voting Shares reserved for issuance upon the exercise of outstanding warrants and options of the Corporation.

Listing on the CSE

On May 28, 2018, the CSE published a bulletin announcing the approval of the Corporation's Class B Subordinate Voting Shares for listing and trading as of May 29, 2018, under the trading symbol "HUGE".

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8.	Executive Officer

For further information, please contact:
Thomas Fairfull, Chief Executive Officer, Telephone: 416-433-2166

Item 9.	Date of Report

June 4, 2018